China Valves Technology, Inc.
21/F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People’s Republic of China 450008
People’s Republic of China

July 12, 2011

By EDGAR Transmission and by Hand Delivery

Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Valves Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Form 10-Q for the Period Ended March 31, 2011 Form 8-K/A filed November 8, 2010 File No. 1-34542

Dear Mr. Decker:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 22, 2011 providing the Staff’s comments with respect to the above referenced filings.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2010

General

1.

Where a comment below requests additional disclosures or other revisions to be made. Please provide us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

China Valves Response: We acknowledge the Staff’s comments and have provided the Staff with such revisions in our supplemental response, and will include such revisions in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

2.

We note your response to comment two from our letter dated May 26, 2011. It appears that your acquisitions of Changsha Valve and Hanwei Valve had a significant impact upon your results of operations and financial condition during 2010. As previously requested, please show us in your supplemental response how you will revise your MD&A in future filings to quantify the impact that each of your material 2010 acquisitions had upon your income statement, balance sheet, and overall liquidity.

China Valves Response: We will include the disclosures similar to the following in our MD&A in future filings:

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Sales Revenue Sales revenue increased $88.3 million, or 92.6%, to $183.7 million in 2010 from $95.4 million in 2009. The strong sales growth was resulted from the following factors: 1) The three equity acquisitions of Yangzhou Valve, Changsha Valve and Hanwei Valve (the “New Subsidiaries”) contributed $68.4 million, or 71.7% to the total sales growth. Among the 71.7% growth rate, Changsha Valve and Hanwei Valve contributed 32.8% and 32.6% sales increase, respectively. 2) $20.0 million organic sales growth was generated through ordinary operation of the original operating subsidiaries during the year ended December 31, 2010, which was attributable to increased demand for our products fueled by rapid industrialization and governmental capital expenditure on China’s infrastructure. In addition, our innovations on high temperature high pressure power station gate valves and two-way metal sealing butterfly valves, which are popular among our customers, also contributed to sales volume increases as compared to sales in the same period last year. We also made efforts to expand sales in the petrochemical, oil and nuclear areas, while strengthening the current thermal power and hydro-power market for our products. Our success in adding new types of valves, such as large diameter high pressure valves used in power stations, valves for nuclear power plants, and other large governmental water-pipe projects requiring supplies of 3.5 meter and up diameter valves also helped fuel demand for our products and contributed to the sales increase.

In 2010, revenues from butterfly valves, gate valves and ball valves constituted 76.5% of our total revenues.

Revenue from butterfly valves for 2010 amounted to $77.2 million which was $40.2 million or 108.7% more than revenue for the same period ended on December 31, 2009. This increase was mainly attributable to the newly acquired subsidiary Changsha Valve whose key product is butterfly valve. It is also due to the fact that we are the sole manufacturer and distributor for the integrated two-way metal sealed butterfly valves used to control municipal water and sewage flow. These new generation butterfly valves have achieved around 90% market share in the largest ten cities in China.

Revenue from gate valves for 2010 amounted to $32.8 million which is $6.2 million or 23.4% more than that of 2009. These increases were attributable to the large increase in power station construction projects in China. By the end of 2007, the Company had developed the capability to manufacture high quality technology intensive forged steel valves for use in ultra supercritical thermal power generators in 1,000MW power stations. The Company is the sole designer and manufacturer in China for this type of valve, which can replace the imported valves used in the thermal power industry. The newly developed, high-margin valves perform as well as the comparable overseas products and resulted in a large amount of orders in 2010. Continued extensive use of gate valves in the petro-chemical and nuclear power industries also contributed to our sales increase in 2010.

Revenue from ball valves for 2010 amounted to $30.5 million, which was $24.5 million or 411.4% more than that for 2009. This increase was attributable to Hanwei Valve.

Cost of Sales Our cost of sales is primarily comprised of the costs of our raw materials such as steel castings, components, labor and overhead. Our cost of sales increased $54.8 million or 112.8% to $103.3 million in 2010 from $48.5 million in 2009. The cost of sales, as a percentage of sales revenue, increased from 50.9% in 2009 to 56.2% in 2010. The New Subsidiaries contributed 6.8%, 37.4% and 39.2%, or an aggregate percentage of 83.3% to the increase of cost of sales, only 29.5% of the increase was attributed by Kaifeng Valve and ZD Valve in 2010. The increase was in line with the increase in sales revenues due to higher labor, management costs of those newly acquired entities and an increase in cost of sales.

Gross Profit Our gross profit increased $33.6 million or 71.7% to $80.4 million in 2010 from $46.8 million in 2009. The three acquired subsidiaries contributed 59.6% of gross profit for the year ended December 31, 2010. However, gross profit as a percentage of net sales revenue decreased to 43.8% from 49.1% for the same period in 2009. The decrease in gross profit percentage was mainly due to: 1) the New Subsidiaries had 40.8% average gross profit margin as the products sold by these subsidiaries during the period, such as gate valves and ball valves, had lower gross profit than that of the butterfly valves and high pressure valves sold by ZD Valve and Kaifeng Valve. In addition, the higher labor and management costs of the New Subsidiaries resulted in higher fixed costs per unit and lower average gross profit percentage. Changsha Valve and Hanwei Valve had 42.0% and 38.9% average gross margin for the year ended December 31, 2010, respectively. Furthermore, 2) the Company sold more medium to low pressure valves in 2010, which generally have lower selling prices, contributed to the decrease in gross profit percentage. The Company is currently standardizing Production methodology and techniques at the New Subsidiaries in order to optimize their production capacity.

General and Administrative Expenses Our general and administrative expenses, which consist primarily of related salaries and benefits, business development, travelling expenses, and legal and professional expenses, were $15.6 million for 2010, compared with $7.3 million for 2009, an increase of $8.3 million or approximately 112.8% .The increase was primarily due to increase in salary expense for the New Subsidiaries, as well as the hire of more educated entry-level administrative and technologic personnel. Professional fees, travel expense and meal and entertainment expenses also increased due to our business acquisition activities. Depreciation expense increased as result of increased fixed asset purchases. General and administrative expenses as percentage of total revenue are 8.5% in 2010 as compared to 7.7% in 2009. The increase was primarily due to the increased expenses added by the recently acquired subsidiaries.

Selling Expenses Selling expenses, which consist primarily of sales commission, advertising and promotion expenses, sales tax, freight charges and related compensation, were $10.4 million for 2010, compared with $6.3 million for 2009, an increase of $4.1 million or 64.8%, which was in line with the sales revenue increase. However, the implementation of the strengthened cost control policy and the establishment of the department of sales and marketing in Shanghai resulted in significantly improved marketing activities and brought in more large sales contracts with relatively lower sales and marketing expenses in 2010. The percentage of sales and marketing expenses as percentage of sales was 5.7%, compared to 6.6% in 2009.

Total Operating Expenses Our total operating expenses increased $12.5 million, or 90.6%, to $26.3 million in 2010 from $13.8 million in 2009, which was in line with the sales revenue increase and mainly attributable to newly acquired subsidiaries.

Income Before Income Taxes Income before income taxes increased $25.7 million, or 80.7%, to $57.6 million in 2010 from $31.9 million in 2009. Income before income taxes as a percentage of revenue decreased to 31.4% in 2010 from 33.5% in 2009.

Net Income Net income increased $19.8 Million, or 85.0%, to $43.2 million in 2010 from $23.4 million in 2009 as result of 92.6% increase in sales revenue and a lower effective income tax rate in 2010. Among others, net income of the three acquired subsidiaries contributed 102.9% of total net income for the year ended December 31, 2010.

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2010

		%		%		%
		contributed		contributed		contributed	Consolidated
	YZ	to overall	CS	to overall	HW	to overall	2010
REVENUE
Total Revenue	5,983,351	3.3%	31,265,638	17.0%	31,116,982	16.9%	183,696,126
COST OF GOODS SOLD	3,282,485	3.2%	18,139,730	17.6%	19,023,043	18.4%	103,276,910
GROSS PROFIT	2,700,866	3.4%	13,125,908	16.3%	12,093,939	15.0%	80,419,216
EXPENSES:
Selling expense	98,479	0.9%	2,608,774	25.0%	514,005	4.9%	10,414,293
G&A expense	504,593	3.2%	2,976,715	19.1%	809,797	5.2%	15,563,906
Other expense							284,877
Total Operating Expenses	603,072	2.3%	5,585,489	21.3%	1,323,802	5.0%	26,263,076
INCOME FROM OPERATIONS	2,097,794	3.9%	7,540,419	13.9%	10,770,137	19.9%	54,156,140
OTHER (INCOME) EXPENSE:
Other income, net	(966,108)	144.3%	(3,188,752)	476.3%	7,260	-1.1%	(669,462)
Gain from acquisition							(3,714,840)
Interest expense, net	54	0.1%	(1,263)	-1.3%	(16,646)	-16.5%	100,997
Change in fair value of derivative instruments							785,350
Total Other (Income)
Expense, net	(966,054)	27.6%	(3,190,015)	91.2%	(9,386)	0.3%	(3,497,955)
INCOME BEFORE PROVISION FOR INCOME TAXES	3,063,848	5.3%	10,730,434	18.6%	10,779,523	18.7%	57,654,095
PROVISION FOR INCOME TAXES	814,603	5.6%	1,836,442	12.7%	1,616,929	11.2%	14,456,566
NET INCOME	2,249,245	5.2%	8,893,992	20.6%	9,162,594	21.2%	43,197,529

BALANCE SHEETS ITEMS

AS OF DECEMBER 31, 2010

		%		%		%
		contributed to		contributed to		contributed	Consolidated
ASSETS	YZ	overall	CS	overall	HW	to overall	December 31, 2010
CURRENT ASSETS:
Cash and cash equivalents& Restrict cash	56,533	0.2%	2,784,729	10.3%	3,395,184	12.6%	26,985,205
Accounts receivables, net	3,746,234	4.4%	13,281,036	15.7%	12,346,307	14.6%	84,347,311
Inventories, net	338,833	2.1%	3,918,745	24.1%	2,018,153	12.4%	16,251,938
Other current assets	314,471	3.7%	751,355	8.8%	729,826	8.6%	8,515,991
Total current assets	4,456,071	3.3%	20,735,865	15.2%	18,489,470	13.6%	136,100,445
PLANT AND EQUIPMENT, net	3,435,765	8.4%	4,542,538	11.1%	4,607,399	11.3%	40,773,562
OTHER ASSETS:
Intangibles, net	3,080,085	13.4%	6,169,258	26.8%	4,161,934	18.1%	23,027,880
Other non current assets		0.0%		0.0%		0.0%	38,605,775
Total other assets	3,080,085	5.0%	6,169,258	10.0%	4,161,934	6.8%	61,633,655
Total assets	10,971,921	4.6%	31,447,661	13.2%	27,258,803	11.4%	238,507,662
LIABILITIES
CURRENT LIABILITIES:
Accounts payable - trade	87,638	0.4%	2,697,113	12.3%	5,688,991	26.0%	21,913,247
Short-term loans		0.0%	758,500	13.4%		0.0%	5,648,794
Taxes payable	95,053	1.4%	912,969	13.4%	993,446	14.5%	6,828,118
The current liabilities	768,390	5.0%	5,294,570	34.1%	2,397,517	15.5%	15,510,786
Total current liabilities	951,081	1.9%	9,663,152	19.4%	9,079,954	18.2%	49,900,945

INCOME STATEMENT ITEMS

FOR THE YEARS ENDED DECEMBER 31,

Change due to
	Yangzhou Valve	Changsha Valve	Hanwei Valve	Total revenue from acquisitions	% of consolidation	CVVT original (1)	% of consolidation	Consolidated 2010	Consolidated 2009	Total change	Acquisitions	Operation
REVENUE	5,983	31,266	31,117	68,366	37.2%	115,330	62.8%	183,696	95,370	92.6%	71.7%	20.9%
COST OF GOODS SOLD	3,282	18,140	19,023	40,445	39.2%	62,832	60.8%	103,277	48,527	112.8%	83.3%	29.5%
GROSS PROFIT	2,701	13,126	12,094	27,921	34.7%	52,498	65.3%	80,419	46,843	71.7%	59.6%	12.1%
GROSS MARGIN
RATE	45.1%	42.0%	38.9%	40.8%		45.5%		43.8%	49.1%	-10.9%	83.1%	-7.3%
GENERAL AND ADMINISTRATIVE EXPENSES	505	2,976	810	4,291	16.3%	11,558	72.9%	15,849	7,486	90.3%	57.3%	54.4%
SELLING EXPENSES	98	2,609	514	3,221	30.9%	7,193	69.1%	10,414	6,318	64.8%	51%	-13.8%
INCOME FROM OPERATIONS	2,196	10,150	11,284	23,630	43.6%	33,747	62.3%	54,156	33,039	63.9%	61.8%	2.1%
OTHER (INCOME)							2019.4					288.8
EXPENSES, NET	(966)	(3,190)	(9)	(4,165)	-1919.4%	4,382%		217	1,127	-80.7%	-369.6%	%
GAIN FROM ACQUISITIONS	-	-	-	(3,715(2))	100.0%	-	0.0%	(3,715)		- 100.0%	100.0%	0.0%
NET INCOME	2,249	8,894	9,163	24,021	55.6%	19,176	44.4%	43,198	23,353	85.0%	102.9%	-17.9%

(1) Represented operation result for the organization structure of the Company as the same one as of December 31, 2009 for comparative purpose.

(2) Gain from acquisition was accounted under total revenue generated from acquisitions according its nature

Foreign Currency Translation Gains

We had a foreign currency translation gain of $6.1 million in 2010 as compared with a $0.007 million currency translation loss in 2009. In July 2005, China reformed its foreign currency exchange policy and allowed the Renminbi to fluctuate as much as 0.3 percent per day against the U.S. dollar. We use period-end exchange rates in translating our assets and liabilities denominated in Renminbi into U.S. dollars and average exchange rates for the period to translate our income and expenses. At December 31, 2010, the period end exchange rate was RMB1 to US$0.1517 and the average exchange rate for 2010 was RMB1 to US$0.14760. At December 31, 2009, the period end exchange rate was RMB1 to US$0.1467 and the average exchange rate for 2009 was RMB1 to US$0.14661. RMB appreciated approximately 3.4% in 2010 in terms of the period-end exchange rate of 2010 compared with that of 2009.

Our sales revenue increased by RMB 594.1 million or 91.3% compared with the same period in 2009 and our operating expenses increased by RMB 86.0 million or 91.4% compared with the same period in 2009. As the Renminbi appreciated against the U.S. dollar during the period, our reported sales revenues and operating expenses were affected, increasing 92.6% and 90.6%, respectively, in U.S. dollar terms, as follows:

		Year Ended December 31,
(in million)		2010			2009		Change		%
	US$	Average Rate	RMB	US$	Average Rate	RMB	US$	RMB	US$	RMB
Revenue	183.7	0.14760	1,244.6	95.4	0.14661	650.5	88.3	594.1	92.6%	91.3%
Total operating expenses	26.3	0.14760	178.2	13.8	0.14661	94.2	12.5	84.0	90.6%	89.2%

Allowance for Doubtful Debts

Our trade receivables net of allowance for doubtful accounts were $84.1 million as of December 31, 2010, an increase of $51.8 million, or 160.2%, from $32.3 million as of December 31, 2009. Our allowance for doubtful accounts totaled $998,739 as of December 31, 2010, compared with $908,338 at December 31, 2009.

The increase in our trade receivables was mainly due to the New Subsidiaries. Generally we consider a trade receivable as a doubtful account if it remains uncollected for more than one year from the due date or as specific events occurred to our customers which may require us to reserve allowance even if trade balance is below one year. Our allowance for doubtful debts accounts for an insignificant portion of the receivable balance in spite of the increasing trade receivable balance throughout the reporting periods because we have improved our account receivables collections. Many of our customers have long business relationships with us and good settlement histories. In the absence of significant bad debt experience, we consider the existing provisioning policy as adequate.

  BALANCE SHEETS ITEMS

AS OF DECEMBER 31, 2010 AND 2009

											Change due to
(in thousands)	Yangzh ou Valve	Changsh a Valve	Hanwe i Valve	Subtotal	% of consolidation	CVVT original (1)	% of consolidation	Consolidated 2010	Consolidated 2009	Total change	Acquisitions	Operation
Accounts receivables,
net	3,746	13,281	12,346	29,373	34.8%	54,974	65.2%	84,347	32,341	160.8%	90.8%	70.0%
Inventories, net	339	3,919	2,018	6,276	38.6%	9,976	61.4%	16,252	9,247	75.8%	67.9%	7.9%
Total current assets	4,456	20,736	18,489	43,681	32.1%	92,419	67.9%	136,100	64,277	111.7%	68.0%	43.8%
PLANT AND
EQUIPMENT, net	3,436	4,543	4,607	12,586	30.9%	28,188	69.1%	40,774	28,469	43.2%	44.2%	-1.0%
Intangibles, net	3,080	6,169	4,162	13,411	58.2%	9,617	41.8%	23,028	9,639	138.9%	139.1%	-0.2%
Goodwill				12,143	36.8%	20,812	63.2%	32,955	20,812	58.3%	58.3%	0.0%
Total assets	10,972	31,448	27,259	69,679	29.2%	168,829	70.8%	238,508	140,103	70.2%	49.7%	20.5%
Accounts payable	- 88	2,697	5,689	8,474	38.7%	13,439	61.3%	21,913	6,953	215.2%	121.9%	93.3%
Total current liabilities	951	9,663	9,080	19,694	39.5%	30,207	60.5%	49,901	26,674	87.1%	73.8%	13.2%

Liquidity and Capital Resources

As of December 31, 2010, we had cash and cash equivalents of $25.8 million and restricted cash of $1.2 million. The following table provides summarized information about our net cash flow for 2010 and 2009.

CASH FLOWS ITEMS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

											Change due to
	Yangzhou	Changsha	Hanwei		% of	CVVT	% of
(in thousands)	Valve	Valve	Valve	subtotal	consolidation	original (1)	consolidation	Consolidated 2010	Consolidated 2009	Total change	Acquisitions	Operation
Net cash provided by (used in) operating activities	(237)	(629)	3,985	3,119	18.1%	14,074	81.9%	17,193	25,083	-31.5%	12.4%	-43.9%
Net cash provided (used in) investing activities	(233)	(861)	(2,195)	(3,289)	65.9%	(1,704)	34.1%	(4,993)	(25,730)	-80.6%	12.8%	-93.4%
Cash paid for acquisition	-		-	(25,606)	100.0%	-	0.0%	(25,606)	-	100.0%	100.0%	0.0%
Net cash provided (used in) financing activities	-	750	-	750	3.1%	23,469	96.9%	24,219	(1,476)	-1740.9%	-50.8%	-1690.0%
Effect of foreign currency translation on cash and cash	-	-	-	-	0.0%		0.0%	523	180	190.6%	0.0%	-100.0%
Increase (decrease) in cash	(470)	(740)	1,790	(25,026)	-220.8%	35,839	316.2%	11,335	(1,942)	-683.7%	1288.7%	-1945.5%
Cash and cash equivalents, beginning of year	-	9	-	9	0.1%	14,476	99.9%	14,485	16,428	-11.8%	0.1%	-11.9%
Cash and cash equivalents, end of year	57	2153	3277	5,487	21.2%	20,334	78.8%	25,821	14,485	78.3%	37.9%	40.4%

Operating Activities

In the fiscal year ended December 31, 2010, our net cash flow provided by operating activities was $17.2 million, a decrease of $7.9 million from the net cash flow provided by operating activities of $25.1 million for the same period in 2009. The three acquired subsidiaries and other subsidiaries contributed $3.1 million and $14.1 million net cash provided by operating activities for the year ended December 31, 2010, respectively. This was attributed to an increase of accounts receivables of $49.6 million which offsets a strong increase of net profit of $19.8 million compared with 2009.

Investing Activities

We invested $25.6 million in 2010 in the acquisitions of the New Subsidiaries. In additional, we spend another $4.3 million on the purchase of plant and equipment as well as on building improvements. Net cash used in investing activities in 2010 was $30.6 million, as compared with $25.7 million in 2009.

Financing Activities

Net cash provided by financing activities in 2010 totaled $24.2 million. On January 5, 2010, we completed a registered direct offering of our common shares to certain accredited investors resulting in $23.9 million in net proceeds. Our debt to equity ratio was 0.26 as of December 31, 2010 as compared to 0.24 as of December 31, 2009. We believe we have greatly improved our company’s position by decreasing our borrowings. We plan to maintain our debt to equity ratio at the ratio as of December 31, 2010.

As of December 31, 2010, the maturities for our bank loans were all below one year.

We believe that we maintain good relationships with the banks we deal with and our current available working capital, after receiving the aggregate proceeds of the capital raising activities and bank loans, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Capital Expenditures

Our capital expenditures in 2010 and 2009 are set forth below. Our capital expenditures were used primarily for plant construction and purchases of equipment to expand our production capacity.

	Years Ended December 31,
	2010	2009
	(in thousands)
Construction costs	$590	$7,178
Purchase of equipment	3,710	2,560
Advance on equipment & construction fee	125	655
Total capital expenditure	$4,425	$10,393

Our depreciation and amortization expense for the years ended December 31, 2010 and 2009, and the income statement line items in which it is included, was as follows:

	Years Ended December 31,
	2010	2009
	(in thousands)
Cost of goods sold	$1,928	$945
General and administrative expenses	2,942	1,011
Total depreciation and amortization expense	$4,870	$1,956

Obligations under Material Contracts

We did not have any long-term debt obligations, capital commitments, purchase obligations or other long-term liabilities as of December 31, 2010.

Business Combinations

On January 13, 2010, the Company completed the acquisition of Yangzhou Rock Valve Lock Technology Co., Ltd. for a total cash consideration of $7.2 million. Yangzhou Valve designs, manufactures and distributes interlock valves, valve block devices, magnetic valves, and mechanical interlocking machines.

In February 2010, the Company acquired all the equity interests in Able Delight (Changsha) Valve Co, Ltd., formerly an indirect subsidiary of Watts Water Technologies, Inc. (‘Watts”), for a purchase price of $12.12 million plus certain assumed obligations and acquisition expenses of $2.81 million, or an aggregate expenditure of approximately $15 million. Changsha Valve was purchased from Able Delight Investment, Ltd., which had acquired Changsha Valve from Watts in January 2010 with $6.07 million from funds loaned to it by the Company. The Company directly paid the balance of $8.93 million to other parties as disclosed in the 8K/A filed on November 18, 2010. Able Delight Investment, Ltd. had been formed in November 2009 by Qing Lu, the wife of Bin Li, a 34% stockholder of the Company, in order to facilitate the Company’s purchase of Changsha Valve. The Company’s purchase price included the discharge of the loan, payments to certain of Watt’s subsidiaries, and certain other financial obligations of Changsha Valve. Changsha Valve is a manufacturer of butterfly and other valves used by hydro, thermal and nuclear power plants and in water and sewage treatment applications.

On April 8, 2010, the Company acquired from certain unaffiliated individuals the two entities that were owners of the joint venture that in turn owned Shanghai Pudong Hanwei Valve Co., Ltd. (“Hanwei Valve”), together with certain intangible assets used in the operation of Hanwei Valve, for an aggregate of $19.5 million. Hanwei Valve is a manufacturer of various valve products and the sole producer in China of the fully-welded ball valve used in long distance gas pipelines and the 24-way rotary valve used in the petrochemical industry.

The acquisitions of Yangzhou Valve, Changsha Valve and Hanwei Valve contributed, in the aggregate, $68.4 million to the Company’s 2010 sales revenues, representing 37.2% of such revenues, and contributed significantly to the Company’s 85.0% increase in net income for 2010.

Critical Accounting Policies

Goodwill

3.

We note your response to comment four from our letter dated May 26, 2011. Please revise to clarify what you have determined your reporting units to be for purposes of goodwill impairment testing. For example, it is unclear if your reporting units are represented by your main product lines, by geographical region, or some other metric for which discrete financial information is available and operating results are regularly reviewed.

China Valves Response:

The Company has acquired several entities resulting in the recording of intangible assets, including goodwill, which represents the excess of the purchase price over the fair value of the net assets of businesses acquired.

The Company has six reporting units included in continuing operations. These reporting units are the Company’s six operating subsidiaries among which three subsidiaries had goodwill. The following table represents goodwill of the three reporting units as December 31, 2010.

	AS of December 31,
(in thousands)	2010	2009
Kaifeng Valve	$10,783	$10,783
ZD Valve	10,029	10,029
Hanwei Valve	11,046	-
Foreign currency translation adjustment	1,097	-
Total	$32,955	$20,812

Goodwill is reviewed for impairment annually at an internal reporting unit - individual operating subsidiary basis.

The following is our updated critical accounting policy for goodwill:

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at internal reporting unit - individual operating subsidiary basis in accordance with generally accepted accounting principles in the United States of America. We determine the reporting units based on following factors: a. It engages in business activities from which it may earn revenues and incur expenses; b. Its operating results are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated to the segment and assess its performance; and c. Its discrete financial information is available.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include current period operating or cash flow losses combined with a historical of operating or cash flow losses, a projection or forecast that demonstrates continuing operating or cash flow losses, a significant adverse change in AR collection and unanticipated technology revolution in valves industry, among others. The Company performs its annual impairment review of goodwill every year at December 31 and when a triggering event occurs between annual impairment tests. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company has acquired several entities resulting in the recording of intangible assets, including goodwill, which represents the excess of the purchase price over the fair value of the net assets of businesses acquired.

The Company has six operating subsidiaries as reporting units included in continuing operations as of December 31, 2010, among which three reporting units had goodwill. The following table represents goodwill of the three subsidiaries at December 31, 2010.

	AS of December 31,
(in thousands)	2010	2009
Kaifeng Valve	$10,783	$10,783
ZD Valve	10,029	10,029
Hanwei Valve	11,046	-
Foreign currency translation adjustment	1,097	-
Total	$32,955	$20,812

No impairment loss was incurred for the year ended December 31, 2010 based on the Company’s annual impairment test.

4.

We note your response to comment five from our letter dated May 26, 2011. Please tell us if you had any reporting units with estimated fair values that were not substantially in excess of the carrying value as of December 31, 2010. If you had any such reporting units. Please provide us with an example of the future filing disclosures previously requested in comment five of our May 26, 2011 comment letter.

China Valves Response:

As of December 31, 2010, the Company had $11.1 million, $10.4 million and $11.5 million goodwill for Kaifeng Valve, ZD Valve and Hanwei Valve, totally $33.0 million goodwill. We have preformed our annual impairment test of goodwill and concluded that our goodwill was recoverable as the estimated fair values of our operating subsidiaries were in excess of their respective book values. We did not have any reporting units with estimated fair values that were not substantially in excess of the carrying value as of December 31, 2010.

Item 9A. Controls and Procedures

Management’s annual report on internal control over financial reporting

5.

We note your response to comment seven from our letter dated May 26, 2011 in which you locate that certain changes to your internal controls over financial reporting were made during the period ended March 31, 2011. Your disclosures on page 35 under Item 4 of your March 31, 2011 Form 10-Q do not disclose any changes in internal controls over financial reporting as required. Please confirm that in future filings you will ensure that your internal controls over financial reporting disclosures fully describe the specific nature of any changes in internal controls over financial reporting implemented during the quarter.

China Valves Response: We will provide disclosures similar to the following:

Form 10-Q for the period ended March 31, 2011

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Jianbao Wang and our Chief Financial Officer, Mr. Gang Wei, of the effectiveness of the design and operation of our disclosure controls and procedures, as of March 31, 2011. Based upon, and as of the date of this evaluation, Messrs. Wang and Wei, determined that, because of the material weaknesses described in Item 9A “Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2010, which we are still in the process of remediating as of March 31, 2011, our disclosure controls and procedures were not effective. Investors are directed to Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2010 for the description of these weaknesses.

However, our management has implemented some changes on our internal controls over financial reporting system during the three months ended March 31, 2011 as following:

a.

Involved both internal accounting and operations personnel and outside contractors with technical accounting expertise early in the evaluation of our complex, non-routine transactions to obtain additional guidance as to the application of generally accepted accounting principles to such transactions;

b.

Required that our senior accounting personnel and the principal accounting officer review our complex, non-routine transactions to evaluate and approve the accounting treatment for such transactions. We also consulted experts in the event that transactions were beyond our comprehension; and

c.	Trained internal accounting personnel on knowledge of general accepted accounting principal in the United States.

Changes in Internal Control over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

Consolidated Financial Statements, Page F-1

Note2 Summary of Significant Accounting Policies, page F-6

Long-Lived Assets, page F-9

6.

We note your response to comment eight from our letter dated May 26, 2011. Please confirm that you will revise your future filings to explain the reason for the $1.3 million impairment of long-lived assets during the year ended December 31.2010.

China Valves Response: We hereby confirm that we will include the disclosures similar to the following in our footnotes in future filings:

Note 2 – Summary of significant accounting policies

LONG-LIVED ASSETS

Long lived assets, including buildings and improvements, equipment and intangible assets are reviewed if events and changes in circumstances indicate that its carrying amount may not be recoverable, to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Since some products manufactured by certain equipments did not meet the customer’s needs, the Company determined that the equipments were technically obsolete and needed to be replaced with new equipments. Thus, for the year-ended December 31, 2010, the Company impaired the aforesaid long lived assets in the amount of $1,341,962, which were included in cost of goods sold.

Note 14 Commitments and Contingencies, page F-18

7. We note your response to comment nine from our letter dated May 26, 2011. Please disclose the favorable impact that the acquisitions of both Changsha Valve and Hanwei Valve during 2010 had on your ability to meet the 2010 net income and diluted earnings per share targets required by the make good escrow agreement. Please also convey to investors how close you may have been to not meeting these targets had one or both of these acquisitions not occurred.

China Valves Response: Net income target required by the Make Good Escrow Agreement for fiscal year ended December 31, 2010 was $34,000,000, and the target for fully diluted earnings per share was $1.082. If we had not acquired Changsha Valve, the consolidated net income in 2010 would be $34,303,537, which was slightly higher than the net income target, the fully diluted earnings per share would be $0.99, $0.092 less than the target. If we had not acquired Hanwei Valve, the consolidated net income in 2010 would be $34,034,935, which was also slightly higher than the net income target, and fully diluted earnings per share would be $0.98, $0.102 less than the target. If we had not acquired Changsha Valve and Hanwei Valve, we would not be able to meet the targets for net income and fully diluted earnings per share. Please also refer to the table below for the impacts of the acquisitions of Changsha Valve and Hanwei Valve.

US$
Net income target by the Make Good Escrow Agreement	34,000,000
Diluted EPS target by the Make Good Escrow Agreement	1.082
Consolidated net income in 2010	43,197,529
Weighted average number of shares	34,695,639
Diluted EPS	1.25
Net income of Changsha	8,893,992
Consolidated net income in 2010 without Changsha	34,303,537
Diluted EPS without Changsha	0.99
Net income of Hanwei	9,162,594
Consolidated net income in 2010 without Hanwei	34,034,935
Diluted EPS without Changsha and Hanwei	0.98
Consolidated net income in 2010 without Changsha and Hanwei	25,140,943
Diluted EPS without Changsha	0.72

8. We note your response to comment 10 from our letter dated May 26, 2011 in which you indicate that you are unable to estimate any reasonably possible losses associated with the class action lawsuit filed on February 4.2011. As previously requested, Please confirm that you will revise your future filings to disclose that assertion as of the end of the period presented.

China Valves Response: We hereby confirm that we will provide the revisions as following in future filings.

Note 11 - Commitments and contingencies

Contingency

On February 4, 2011, a plaintiff filed a purported class action naming the Company, its Chairman and certain present and former senior executives as defendants, asserting claims for certain violations of the securities laws and seeking unspecified damages. The complaint, which is styled Donald Foster, et al. v. China Valves Technology, Inc., et al., is currently pending in the U.S. District Court for the Southern District of New York. Substantially identical complaints, styled Donald London, et. al. v. China Valves Technology, Inc., et. al., and Elliott Greenberg, et. al. v. China Valves Technology, Inc. et al., were filed in the same court on February 17, 2011 and March 8, 2011, respectively. The complaints purport to assert claims on behalf of a purported class of persons and entities who purchased shares of the Company’s common stock at allegedly artificially high prices during the period between January 12, 2010 and January 13, 2011 and who suffered damages as a result of such purchases. The allegations in the complaints relate to the Company’s acquisitions of Changsha Valve and Hanwei Valve and include allegations regarding the Company’s financial statements and press releases. The complaints allege, among other things, that the Company’s statements about the nature and quality of the Company’s acquisition of Changsha Valve were materially false and misleading and that the Company’s statements failed to describe the role in the transaction of an alleged related party. In addition, the complaints allege that the Company’s statements about the Hanwei Valve acquisition were materially false and misleading because they failed to disclose the alleged involvement of certain related parties and allegedly misdescribed the transaction as a purchase of assets rather than as a purchase of an entity. The Company has not yet responded to any complaint, but intends to contest the allegations and to defend itself vigorously.

On June 28, 2011, the court has designated Bristol Investment Fund, Ltd. as the lead plaintiff in the securities class actions and its counsel, the Ball Law Firm, as the lead plaintiff's counsel and further consolidated all previously filed and its related cases. However, the court has yet to set a date when the plaintiffs must file their amended consolidated complaint - thus, presumably the plaintiffs' want to amend the complaint on file at its earliest convenience. The Company believes the class action lawsuits are still too preliminary to make any reasonable determination about a range of possible losses.

Note 15 Geographic and Product Lines, Page F-24

9. We not your response to comment 11 from our letter dated May 26, 2011. Please tell us the names and titles of the personnel who reported directly to the CEO as of December 31, 2010 and March 31, 2011. Please also provide us with copies of any information about the operating results of your business that are regularly reviewed by the CEO and his direct reports, including all such reports reviewed and prepared as of December 31, 2010 and March 31, 2011. As a related matter, please clarify for us how management is able to make statements in your MD&A about the profitability of certain valves compared to other types of valves if information about profitability is not regularly reviewed by the CEO or his direct reports.

China Valves Response: Please see below for the list of direct reports of CEO as of December 31, 2010 and March 31, 2011. There was no change from December 31, 2010 to March 31, 2011.

Name	Title
Gang Wei	CFO
Zhiming Wang	Chief Engineer
Qizhong Xiang	Chief Technology Officer
Jiaping Fang	Vice President
Kaixing Du	Vice President
Mingqiang Yu	Vice President
Baoquan Fang	Director of Opeations

Please find enclosed operating results analysis for the Company management reviewed and prepared as of December 31, 2010 and March 31, 2011.

The Company’s operation has been broken down into six operating subsidiaries (one level lower than operating segment) based on production facility, which represents the manner that management reviews operations on a regular basis. All our operation revolves around production and selling of valves under six trademarks. All of the Company’s subsidiaries have similar assets, customers and distribution methods and their economic characteristics are similar with regard to their profitability. Management’s expectation is that the overall economic characteristic of each operating subsidiary will be similar over time based on management’s judgment that Kaifeng Valve and ZD Valve have had similar historical economic characteristics and are expected to have similar long-term financial performance as well as the three acquired subsidiaries in the future.

The six operating subsidiaries are strategic business units that offer similar products. They are managed separately because of trademark management and industry focus.

Due to the characteristics of valve industry, profitability of valve is affected mainly by production materials, construction design, industry application and control system designed. Gross margin may vary up to 20% for the same type of valve. For example, the profitability will vary greatly for butterfly valves with different specification in production materials, construction design, industry application and control system designs. It is not practicable for us to allocate and report income statement by product profitability.

Four main factors affect the profitability of a butterfly valve are:

(1)	Materials

Dark iron (lower margin)
Carbon steel (low margin)
Dark iron with stainless steel (high margin)
Carbon steel with stainless steel (higher margin)

(2)	Construction design

Center line (low margin)
Bi-eccentric (high margin)
Triple- eccentric (higher margin)

(3)	Application

Hydro power plant (lowest margin)
Water treatment plant (high margin)
City water system (high margin)
Petro chemical (higher margin)
Gas (highest margin)

(4)	Control system

Manual (relatively low margin)

Hydraulic (high margin)
Pneumatic (higher margin)
Electric (higher margin)
Pneumatic with intelligent remote control (highest margin)
Electric with intelligent remote control (highest margin)

Note 16-Bussiness Combinations, page F-24

10. It appears that you did not file any financial statements upon the acquisition of Changsha Valve or Hanwei Valve as required by rule 3-05 of regulation S-X for significant acquisitions. Please provide us with rule 3-05 significance tests you performed for Changsha Valve and Hanwei Valve in determining it was not necessary to file financial statements for these acquired businesses.

China Valves Response: Pursuant to SEC Regulation S-X Rule 210.3 -05 requires audited historical financial statements (and may require unaudited historical statements for an interim period on a comparative basis) if consummation of a business combination has occurred or is probable. The financial statements required by this rule apply if an acquisition is significant. Significance is tested by three conditions: 1) total assets, 2) investments, 3) net income before income tax. If none of the conditions exceeds 20 percent, financial statements are not required. However, if the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished.

The following tables represent our significance tests for acquisitions of Changsha Valve and Hanwei Valve as prescribed in rule 3-05:

	Test 1	Test 2	Test 3
			Net Income before
	Investment	Total asset	income tax
		December 31, 2009	December 31, 2009
China Valve	$140,103,133	$140,103,133	$31,911,841
Hanwei	$19,500,000	$8,472,951	$4,156,618
Percentage	14%	6%	13%
Rule 3-05(b)2	Not applicable	Not applicable	Not applicable

	Test 1	Test 2	Test 3
			Net Income before
	Investment	Total asset	income tax
		December 31, 2009	December 31, 2009
China Valve	$140,103,133	$140,103,133	$31,911,841
Changsha	$12,120,000	$14,799,774	$2,438,826
Percentage	9%	11%	8%
Rule 3-05(b)2	Not applicable	Not applicable	Not applicable

Based on tests performed above, as the transaction was not significant (less than 20% individual or 50% combination per Regulation S-X 210.3 -05), an audited historical financial statement of the acquirees are not required to be filed.

11. We note your response to comment 12 from our letter dated May 26, 2011. Please confirm that you will revise your future filings to include the previously requested disclosures in a manner similar to that provided in your response letter. When you revise to include the pro forma disclosures required by ASC 805-10-50-2(h), please ensure that you provide a paragraph above the pro forma disclosure to explain in detail what the pro forma amounts are amended to represent and how you determined the pro forma amount presented.

China Valves Response: We will revise the pro forma disclosures required by ASC 805-10-50-2 (h) as below:

Pro Forma

The following unaudited pro forma condensed income statement for the years ended December 31, 2010 and 2009 were prepared under generally accepted accounting principles, as if the acquisitions of Hanwei Valve, Yangzhou Valve and Changsha Valve had occurred as of the first day of the respective periods. The pro forma information may not be indicative of the results that actually would have occurred if the acquisition had been in effect from and on the date indicated.

	Pro forma
	For the years ended December 31,
	2010	2009
Revenue	$186,157,313	$133,543,469
Net income	$43,284,793	$26,105,841

We hereby confirm that we will provide such revisions in future filings.

12. We note response to comment 13 from our letter dated May 26, 2011. It is unclear why the majority of the additional $8.9 million in payments you paid in connection with the purchase of Changsha Valve would not have already been contemplated and included in the purchase price that Able Delight Investment, Ltd. paid in January 2010. Please explain to us how Changsha Valve incurred over $8 million of liabilities during the one month it was owned by Able Delight Investment .Ltd. Please also explain why you agreed to assume those liabilities without receiving any additional asset or compensation in return thereby more than doubling the purchase price you paid for Changsha valve as compared to the price paid by Able Delight Investment Ltd. just one month prior.

China Valves Response: As disclosed in 2010 10K Note 16 – Business combination, the Company acquired 100% equity interests in Changsha Valve, formerly an indirect subsidiary of Watts Water Technologies, Inc. (‘Watts”), for a purchase price of $12.12 million plus $2.8 million other payments associated with the acquisition, or an aggregate expenditure of approximately $15.0 million at time of acquisition.

Pursuant to the conditions of the acquisition between Able Delight and Watts, the $12.12 million purchase price included $6.07 million paid directly to Watts and additional $6.05 million paid on behalf of Watts to settle certain liabilities concurrently, including vendor payables, unpaid salaries and sales commissions, severance payments and etc, besides the cash consideration paid by Able Delight to Watts.

The $15.0 million aggregate expenditure was comprised as following:

Explanation of payment (amount in thousands)	Amount
Consideration paid by Able Delight to Watts	$6,070
Settlement of Changsha Valve's liabilities assumed
Payment of accounts payable to Watts’ Shanghai subsidiary	1,170
Payment of accounts payable to Watts’ Tianjin subsidiary	1,170

Payment to Changsha Valves sales personnel for unpaid sales commission	2,195
Payment to employees of Changsha Valve for unpaid salaries and year-end bonuses	658
Payment to employees of Changsha Valves for severance payments	878
Total purchase price (1)	$12,141
Expenses and payments
Payments for accounts payable to unrelated parties after acquisition	2,274
Payments of legal fees for due diligence and documentation	542
TOTAL	$14,957

(1)

The difference from $12.12 million purchase price was due to different exchange rate utilized. $12.141 million was calculated based on the average exchange rate of RMB 6.8269 to $1 issued by People’s Bank of China on February 2, 2010.

(2)	$2.3 million payments for accounts payable to unrelated parties was paid after the Company completed the acquisition of Changsha Valve.

13. We note your response to comment 15 from our letter dated May 26, 2011. You have indicated that there is no agreement with Watts Water Technologies, Inc. regarding the investigation into possible improper payments to foreign government officials by employees Changsha valve. Therefore please confirm and revise your future filings, beginning with our From 10- Q for the period ended June 30, 2011, to indicate, if sure, that you have assumed full responsibility for any potential liabilities that may arise as a result of this matter. Please also revise to disclose the following:

Provide a background of this investigation (including how and when it arose and the exact nature of the allegation);

Describe the amount of reasonably; and

Disclose the amount of reasonably possible losses related to this matter or disclose that an estimate cannot be made.

China Valves Response: As the purchase agreement between Able Delight and Watts did not cover indemnification for liability associated with the disclosure regarding the possible improper payments to foreign government officials by employees of Changsha Valve, we will have successor liability to assume full responsibility for any potential liabilities. As we have not found any evidence of possible improper payments, we will revise the disclosures regarding this matter as much as we can.

From 10-Q for the period Ended March 31 .2011

General

14. Please address the above comments in your interim filings as well.

China Valves Response: Please refer to our responses above as applicable to our interim filings.

Consolidated Financial statements, page 3

Summary of significant accounting policies, page 8

15. We note your response to comment six from our letter dated May 26, 2011. It appears that since reaching a high of $ 11.63 on November 11.2010, your stock price has continued to steadily decline over the past several months to a recent closing price of $3.09 per share on June 20, 2011. Based on the 35,669,654 shares outstanding at March 31, 2011, it appears you have a current market capitalization of approximately $110 million, far below you net assets of $206 million as of March 31, 2011. Please tell us if you performed an interim goodwill impairment test during either the quarter ended March 31, 2011 or the quarter ended June 30, 2011. If you performed the test, please tell us how you considered you declining stock price, recent shareholder lawsuits (as described on page 36 of your March 31, 2011 Form 10-Q) and significant negative operating cash flows during the quarter ended March 31, 2011 in determining that it was not necessary to performed an interim goodwill impairment test during either the quarter ended March 31, 2011 or the quarter ended June 30, 2011.Please refer to ASC 350-20-35-30.

China Valves Response: We did not perform an interim goodwill impairment test during the quarter ended March 31, 2011 because the Company’s market capitalization has been deemed to be a poor indicator of fair value and the Company believes the decrease in stock price is temporary. The Company believes, due to the market volatility in the recent months, the market capitalization is not indicative of the Company’s operation results. Accordingly, the carrying value of goodwill is evaluated principally in relation to current operating performances, specifically historical or projected adjusted earnings. Therefore, we will not perform an interim goodwill impairment test during the quarter ended June 30, 2011.

Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operations, page27

Operating Expenses, page 30

16. We note your responses to comments 18 and 19 from our letter dated May 26, 2011. Please confirm that you will revise your future filings to disclose the information provided in your responses to these two comments .please also further enhance your disclosures to explain How you determined the sufficiency of your allowance for doubtful accounts as of March 31, 2011. It appears that your allowance for doubtful accounts was $2.2 million as of March 31, 2011 while you had more than $6.7 million of receivables outstanding for more than one year. Please also revise to further expand upon your assessment that management decided there would be a ‘higher possibility of failure to make accounts receivables collection from several customers “Please revise to explain the facts and circumstances you observed that led to you that conclusion as of March 31, 2011.

China Valves Response:

We hereby confirm that we will provide disclosures about bad debt expenses similar to the following in future filings.

Item2. Management’s Discussion and Analysis of Financial Condition and Results of operations

Operating Expense ,page 30

General and administrative expenses Our general and administrative expenses, which consist primarily of related salaries and benefits, business development, traveling expenses, legal and professional expenses, depreciation, and bad debt expenses, were $6.0 million for the three month period ended March 31, 2011, compared with $3.0 million for the period ended March 31, 2010, an increase of $3.0 million or approximately 97.5% . The increase is primarily due to the acquisition of new subsidiaries and increase in management labor cost. Bad debt expenses which were $1.2 million for the three month period ended March 31, 2011, compared with $0.2 million for the period ended March 31, 2010, an increase of $1.0 million or approximately 500% also resulted in higher general and administrative expenses in the period.

Management reviewed accounts receivable balances periodically and, based on an assessment of historical bad debts rate, individual customer receivable balances and aging, customers’ financial conditions, project status in which our valves used, retainage and current economic trends. Generally we consider a trade receivable as a doubtful account if it remains uncollected for more than one year from the due date or as specific events occurred to our customers which may require us to reserve allowance even if trade balance is below one year. Due to characteristics of our industry, collectability of accounts receivable with aging more than one year was assessed case by case. Before our customers’ projects in which our valves installed are completed and/or the corresponding retainage is due, the customers’ receivable with aging more than one year is generally considered to be recoverable.

Further, our allowance for doubtful debts accounted an insignificant portion of the receivable balance in spite of the increasing trade receivable balance throughout the reporting periods. Many of our customers who have long-time business relationships have good settlement histories. In the absence of significant bad debt experience, we consider the existing provisioning policy as adequate.

For the three months ended March 31, 2011, management decided there would be a higher possibility of failure to make collection from several customers due to unfavorable economic trend and poor market liquidity based on individual collectability assessment, including aging analysis, irregular customer visiting, background research, interviews and etc, and $1.2 million allowance has been reserved against their accounts receivable.

Operating Activities

Net cash used in operating activities was $10.4 million in the three months ended March 31, 2011, compared with net cash provided by operating activities of $3.4 million in the same period in fiscal year 2010. The decrease was primarily attributable to the increase in accounts receivable after the acquisitions of new subsidiaries and decrease in accounts payable and tax payable.

Our accounts receivable collection rates for the first quarter of 2011 was slower compared to the first quarter and the fourth quarter of 2010 because more resources have been directed to our newly acquired subsidiaries. Our normal sales payments terms are three to six months for distributors, and six months to one year for end consumers.

	less than 6	6 months –		Over 2
(in thousands)	months	1 year	1-2 years	years	Total
Accounts receivable	70,829	18,245	4,297	2,459	95,830
% of total	73.9%	19.0%	4.5%	2.6%	100.0%

In responding to the Staff’s comments, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Jianbao Wang
Jianbao Wang
Chief Executive Officer

Operating results analysis for the management for the comment nine in letter from SEC dated June 22, 2011.

For year ended December 31, 2010:

	2010 Actual	2010 Forcast	2009 Actutal
($m)
Sales	183.7	180.8	95.4
Gross profit	80.4	81.3	46.8
Gross profit margin	43.8%	45.0%	49.1%
EBITDA	59.0	60.6	35.0
EBITDA margin	32.1%	33.5%	36.7%
Net income	43.2	45.2	23.4
Net income margin	23.5%	25.0%	24.5%
Diluted EPS ($)	1.25	1.30	0.75
Return on equity	22.9%	25.0%	20.6%

	2010 Actual	2010 Forecast	% change	2009 Actual
($m)
Power Supply	52.0	52.5	-1.0%	28.2
Petrochemical and Oil	55.6	52.8	5.4%	16.3
Water Supply	43.6	42.0	3.9%	28.3
Metallurgy	9.0	8.8	2.8%	6.2
Other	23.5	24.8	-5.2%	16.4
Total sales revenue	183.7	180.8	1.6%	95.4

	2010 Actual	2010 Forecast	% change	2009 Actual
($m)
Selling	10.41	9.50	9.6%	6.32
% of sales	5.7%	5.3%		6.6%

General and administrative	15.56	15.24	2.1%	7.31
% of sales	8.5%	8.4%		7.7%

Non-cash stock compensation expense	0.06	-	N/A	0.05
% of sales	0.0%	-		0.0%

Research and development	0.23	0.25	-8.5%	0.13
% of sales	0.1%	0.1%		0.1%

Total operating expenses	26.26	24.99	5.1%	13.80
% of sales	14.3%	13.8%	3.4%	14.5%

Analyst consensus: FY 2010	EPS ($)	Revenue	Gross margin	Net income
BMC	1.25	168.3	N/A	N/A
Piper Jaffray	1.33	175.3	47.0%	48.1
Rodman	1.37	175.4	N/A	N/A
Roth	1.35	175.4	46.9%	47.8
Global Hunter	1.32	175.1	46.9%	46.2
Average	1.32	173.9	46.9%	47.4

THE COMPANY ACTUAL	1.25	183.7	43.8%	43.2

	2010 Actual	2010 Forecast	% change	2009 Actual
($m)
Net cash (used in)/provided by operating activities	17.19	20.55	-16.3%	25.08
Net cash used in investing activities	(30.60)	(25.69)	19.1%	(25.73)
Net cash provided by(used in) financing activities	24.22	20.45	18.4%	(1.48)
Effect of exchange rate changes on cash and cash equivalents	0.52	-	N/A	0.18
Net increase (decrease) in cash and cash equivalent	11.34	15.31	-26.0%	(1.94)
Cash and cash equivalents at the beginning of period	14.49	14.49	0.0%	16.43
Cash and cash equivalents at the end of period	25.82	29.80	-13.3%	14.49
Free cash flow	12.19	15.47	-21.2%	13.17

FY 2010	Kaifeng	ZD	Hanwei	Changsha	Taide	Yangzhou
Percent of pass for products	93.4%	95.5%	95.0%	96.7%	95.2%	98.7%
Products delivery rate	89.3%	92.5%	93.5%	91.5%	95.0%	98.0%
Health, enviromental and security rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

	Kaifeng		ZD		Hanwei		Changsha		Taide		Yangzhou
$m	2010A	2010F	2010A	2010F	2010A	2010F	2010A	2010F	2010A	2010F	2010A	2010F
Sales	61.0	59.6	49.8	48.1	31.1	30.9	31.3	32.0	5.8	4.4	6.0	5.8
Gross profit	24.1	24.9	24.7	24.9	12.1	11.8	13.1	13.9	3.2	3.1	2.7	2.8
Operating expenses	6.2	6.0	8.6	8.3	1.3	1.4	5.6	5.8	0.4	0.4	0.6	0.6
Net income	13.2	13.6	11.6	12.0	9.2	8.8	8.9	9.1	2.0	1.9	2.2	2.3

For periods of

	Q1 2011	Q1 2010	Q4 2010
($m) (unaudited)
Sales	42.0	26.8	52.3
Gross profit	17.5	13.9	18.4
Gross profit margin	41.7%	51.7%	35.3%
EBITDA	10.7	10.2	10.9
EBITDA margin	25.4%	38.2%	20.8%
Net income	7.6	6.6	6.4
Net income margin	18.0%	24.7%	12.2%
Diluted EPS ($)	0.21	0.19	0.19
Return on equity	3.7%	4.6%	3.6%

	Q1 2011	Q1 2010	% change	Q4 2010
($m) (unaudited)
Power Supply	12.6	8.7	44.8%	13.2
Petrochemical and Oil	13.9	6.0	133.1%	18.3
Water Supply	8.1	7.7	5.3%	9.1
Metallurgy	1.6	0.7	133.0%	2.8
Other	5.8	3.7	56.8%	9.0
Total sales revenue	42.0	26.8	56.6%	52.3

	Q1 2011	Q1 2010	% change	Q4 2010
($m) (unaudited)
Selling	2.29	1.43	60.0%	3.76
% of sales	5.5%	5.4%		7.2%

General and administrative	5.95	3.00	98.6%	6.52
% of sales	14.2%	11.2%		12.5%

Non-cash stock compensation expense	0.01	0.02	-55.0%	0.01
% of sales	0.0%	0.1%		0.0%

Research and development	0.06	0.07	-20.4%	0.04
% of sales	0.1%	0.3%		0.1%

Total operating expenses	8.32	4.53	83.7%	10.34
% of sales	19.8%	16.9%	17.3%	19.8%

	Q1 2011	Q1 2010	% change
($m) (unaudited)
Net cash (used in)/provided by operating activities	(10.42)	3.41	-405.6%
Net cash used in investing activities	(0.63)	(30.98)	-98.0%
Net cash provided by financing activities	9.38	22.71	-58.7%
Effect of exchange rate changes on cash and cash equivalents	0.06	0.01	349.7%
Net decrease in cash and cash equivalent	(1.62)	(4.85)	-66.6%
Cash and cash equivalents at the beginning of period	25.82	14.49	78.3%
Cash and cash equivalents at the end of period	24.20	9.63	151.2%
Free cash flow	(11.06)	2.78	-497.3%

Analyst consensus: Q1 2011	EPS ($)	Revenue	Gross margin	Net income
($m)
BMC	0.18	40.3	41.0%	6.5
JMP	0.19	36.6	40.5%	6.9
Piper Jaffray	0.16	32.3	41.0%	5.0
Rodman	0.23	42.6	41.5%	8.0
Roth	0.12	35.8	41.2%	4.5
Average	0.18	37.5	41.0%	6.2

The Company actual (unaudited)	0.21	42.0	41.7%	7.6

FY Q1 2011	Kaifeng	ZD	Hanwei	Changsha	Taide	Yangzhou
Percent of pass for products	94.2%	97.5%	94.2%	97.0%	95.0%	98.8%
Products delivery rate	91.1%	92.6%	93.0%	92.5%	95.5%	98.3%
Health, enviromental and security rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

	Kaifeng		ZD		Hanwei		Changsha		Taide		Yangzhou
$m (unaudited)	Q1 2011A	Q1 2011F	Q1 2011A	Q1 2011F	Q1 2011A	Q1 2011F	Q1 2011A	Q1 2011F	Q1 2011A	Q1 2011F	Q1 2011A	Q1 2011F
Sales	15.7	15.0	11.2	11.0	6.5	6.6	7.0	7.5	0.8	0.7	0.8	0.8
Gross profit	5.3	5.1	6.2	5.9	1.9	2.1	3.0	3.2	0.4	0.4	0.4	0.4
Operating expenses	2.6	1.2	2.5	2.4	0.3	0.3	0.9	1.0	0.1	0.1	0.2	0.2
Net income	1.8	2.8	3.1	3.0	1.2	1.5	1.6	1.8	0.2	0.2	0.2	0.2